07027777

SUPPL

Formation

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: formcap.com

BMSG Drops Water Right Notice of Protest on Formation's Cobalt Project

Vancouver, B.C., October 30, 2007 Formation Capital Corporation (FCO-TSX) (the Company) announced today that its wholly owned subsidiary Formation Capital Corporation U.S. is in receipt of an order issued by the Department of Water Resources of the State of Idaho accepting stipulation for withdrawal of protests on certain water rights. What this means is the Blackbird Mine Site Group (BMSG) has withdrawn its notice of protest which it filed in January 2006 against the Company's application to the Department for a water right for its 100% owned Idaho Cobalt project, located in east central Idaho.

The order states, among other things, that "the application to appropriate water ..., filed by Formation Capital Corporation U.S. shall be processed in due course as a non protested application". A hearing scheduled to review the details of the protest has therefore been cancelled. The Compnay expects a water right will be issued once administrative processes are completed.

BMSG is the "doing business as" name of the subsidiaries of several companies, apparently including Alcan, Inc. and Xstrata PLC., which, collectively, are liable to the United States for on-going and past discharges of hazardous substances (primarily metals) from the old Blackbird Mine site to local streams, rivers and ground water. The BMSG has raised concerns about Formation's future mining operations interfering with remedial work at the site which prompted their original water rights protest. The Company maintains its belief that these claims are unfounded.

"This is a welcome move and clearly demonstrates a path forward" said Mari-Ann Green Chairman and CEO of Formation Capital. "The removal of this water right protest seems to suggest the BMSG is gaining confidence that our mine plan will not affect remedial work or local waters, which was their primary concern relayed to the courts regarding access over their property. Thus we are confident that access over the BMSG property will also be resolved in due course."

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229
Investor Relations: Contact Encompass Communications toll free 1-877-566-6592
Email: inform@formcap.com - Or visit our Web site at: formcap.com

COBALT ... THE ESSENTIAL ELEMENT

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